Primary Business Name: USTOCKTRADE SECURITIES, INC.   **BD Number: 16208**

BD - AMENDMENT

10/08/2018

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

⦿ Yes ○ No

Ownership Codes: NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%

A - 5% but less than 10%   C - 25% but less than 50%   E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S.No., IRS Tax #, Emp. ID)
BERGIN, MATTHEW WILLIAM	I	PRESIDENT, CEO	01/2017	NA	Y	N	2287471
KAPPOTIS, ERNEST D	I	PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL OPERATIONS OFFICER	10/2018	NA	N	N	4871251
MATTEINI, FRANCESCO	I	CCO	01/2017	NA	N	N	4991747
USTOCKTRADE, LLC	DE	OWNER	09/2014	E	Y	N	37-1601779